Exhibit 99.B(h)(2)

SCHEDULE D

TO THE AMENDED AND RESTATED
ADMINISTRATION AND TRANSFER AGENCY AGREEMENT
BETWEEN
SEI INSTITUTIONAL INTERNATIONAL TRUST
AND SEI INVESTMENTS GLOBAL FUNDS SERVICES
(formerly, SEI INVESTMENTS FUND MANAGEMENT)
DATED AS OF DECEMBER 10, 2003
AS AMENDED AUGUST 7, 2014, SEPTEMBER 15, 2014, JANUARY 1, 2017, JULY 1, 2023 and
SEPTEMBER 1, 2024

Portfolios:	This Agreement shall apply with respect to all portfolios of the Trust, either now existing or in the future created. The following is a listing of the current portfolios of the Trust (each, a "Fund" and collectively, the "Funds"):

International Equity Fund
Emerging Markets Equity Fund
International Fixed Income Fund
Emerging Markets Debt Fund

Fees:	Pursuant to Article 5, the Trust shall pay the Administrator the following fees, at the annual rate set forth below calculated based upon the average daily net assets of each Fund:

For each of the Funds listed above:

0.380% on the first $1.5 billion of Assets;
0.340% on the next $500 million of Assets;
0.280% on the next $500 million of Assets;
0.235% on the next $500 million of Assets;
0.200% on Assets over $3 billion.

SEI Institutional International Trust		SEI Investments Global Funds Services

By:	/s/ Stephen MacRae	By:	/s/ John Alshefski

Name:	Stephen MacRae	Name:	John Alshefski

Title:	V.P.	Title:	Senior Vice President

[END OF SCHEDULE D]